SEC 19007601 N

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-68904 |

FACING PAGE

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CanAm Investor Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

88 Pine Street, 20th Floor
(No. and Street)

| New York | New York | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey DeCicco (212) 668-0690
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC.
(Name – *if individual, state last, first, middle name*)

| 97 Froehlich Farm Blvd. | Woodbury | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I Jeffrey DeCicco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CanAm Investor Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARSHA CORCHADO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CO6138092
QUALIFIED IN BRONX COUNTY
COMMISSION EXPIRES DECEMBER 12, 2021

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Rule15c3-3 Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CanAm Investor Services LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CanAm Investor Services LLC (the "Company") (a limited liability company), as of December 31, 2018, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CanAm Investor Services LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2013.

Woodbury, New York
February 27, 2019



97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

CANAM INVESTOR SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION

As of 12/31/2018

| | |
|---|---|
| **Assets** | |
| Current Assets | |
| Cash and cash equivalents | $ 2,851,033 |
| Accounts receivable | 291,181 |
| Prepaid expenses | 64,635 |
| Total Current Assets | 3,206,849 |
| **Total Assets** | $ 3,206,849 |
| **Liabilities and Member's Equity** | |
| Current Liabilities | |
| Accounts payable and accrued expenses | $ 2,113,998 |
| Taxes payable | 38,867 |
| Total Current Liabilities | 2,152,865 |
| Members' Equity | 1,053,984 |
| Total Liabilities and Members' Equity | $ 3,206,849 |

The accompanying notes are an integral part of these financial statements.

**CANAM INVESTOR SERVICES, LLC**
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

## Note 1 – Organization and Nature of Operations

CanAm Investor Services, LLC (the "Company") was organized in the state of Delaware on June 6, 2011. The Company is 100% owned by CanAm BD Holdings, LLC. The Company was organized as a limited liability company principally to engage in private placement activity (Reg D) and is a registered broker-dealer with the Financial Industry Regulatory Authority, Inc. (FINRA) effective October 25, 2012.

## Note 2 - Summary of Significant Accounting Policies

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP")

*Statement of Cash Flows*

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

*Cash and Cash Equivalents*

Cash consists of deposits with banks. For purposes of the statement of cash flows, the Partnership considers as short term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

*Concentration Credit Risk*

The company maintains a bank account at one financial institution, which at times exceed federally insured limits. Management has not experienced any losses in such account. The account balance is insured by the Federal Deposit Corporation (FDIC) up to $250,000. Management evaluates and believes the Company is not exposed to any significant credit risk on cash and cash equivalents. At December 31, 2018, amounts in the bank were in excess of FDIC insured limits of $ 2,601,000.

*Revenue Recognition*

The Company recognizes advisory revenues in accordance with the provisions of the respective agreements.

**CANAM INVESTOR SERVICES, LLC**
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Note 2 - Summary of Significant Accounting Policies (Continued)

*Income Taxes*

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City unincorporated business tax. Approximately $38,867 of such tax was incurred during the year ended December 31, 2018, and is included in New York City unincorporated business and other taxes in the statement of operations.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

*Leases*

In February 2016, the FASB issued ASU No. 2016-02, Leases ('ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leaving arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company believes the impact of the ASUs are minimal.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2018.
corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

Note 2 - Summary of Significant Accounting Policies (Continued)

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Revenue Recognition*

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five steps model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company will receive placement fees on these transactions. The Company believes that its performance obligation is the transaction of securities to investors, and recognizes revenues in accordance with the provisions of the respective agreements.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Note 3 - Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Note 4 - Commitments

The Company leases office space under an Agreement of Sublease made on August 1, 2012 and further extended to December 31, 2019.

Rent expense for the year ended December 31, 2018 was approximately $36,195 and is included in the occupancy expense line item in the Statement of Operations.

Minimum annual rentals for the year ended December 31 are:

| | |
|---|---|
| 2019 | $36,195 |

Note 5 - Net Capital Requirement

At December 31, 2018, the Company's net capital was approximately $653,084 which was approximately $509,559 in excess of its minimum requirement of $143,254 SEC Rule 15C3-1.

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

The Company does not handle cash or securities on behalf of customers. Therefore the company is exempt from SEC rule 15C-3-3

Note 6 - Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other that quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirely.

At December 31, 2018, the Company's fair value hierarchy consisted of level 1 inputs of cash in the amount of $2,851,033.

Note 7 – Subsequent Events

These financial statements were approved by management and available for issuance on February 27, 2019. Subsequent events have been evaluated through this date. There have been no subsequent events requiring recognition or disclosure in the financial statements.

Note 8 – Employee Benefit Plan

The Company has established a Defined Contribution Plan for its employees under Section 401(k) of the Internal Revenue Code. The Plan allows an employee of the company to defer a portion of his or her salary. The company not required to make any nor has it made contribtuions on behalf of the employees.